Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comissio[redacted]
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, March 30, 2006

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated March 23, 2006, regarding the resolutions adopted by the General Shareholders´ Meeting held on said date. This English version was not filed with the CNMV, and is attached as **Item 1**.

B) The English version of a notification, dated March 23, 2006, regarding the speeches delivered by the Chairman and the Chief Executive Officer at the Ordinary General Shareholders´ Meeting held on said date. This English version was not filed with the CNMV, and is attached as **Item 2**.

C) The English version of a notification, dated March 23, 2006, regarding the payment of dividends by the company. This English version was not filed with the CNMV, and is attached as **Item 3**.

D) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 23, 2006, regarding the delivery of shares to executive directors and managers of Grupo Prisa. This English version was not filed with the CNMV, and is attached as **Item 4**.

E) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 29, 2006, regarding the capital increase of Sociedad de Servicios Radiofónicos Unión Radio, S.L., affiliate company of Promotora de Informaciones, S.A. This English version was not filed with the CNMV, and is attached as **Item 5**.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Madrid, March 23, 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the participants at the Annual Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A. held today adopted the attached resolutions, having approved all of the resolutions that the Board of Directors submitted at the Shareholders Meeting.

RESOLUTION NO. 1

One.- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2005 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2005, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for Distribution

Profit for the Financial Year: 109,743

Distribution

▪ To dividends	0.14 € per share
▪ To directors' compensation	1,382
▪ To voluntary reserves	all other profits for the year

==

Shareholders entitled to dividend payments are those appearing on the Accounting Register of March 27, 2006. Dividends will be payable as from March 28, 2006 in the manner to be announced.

RESOLUTION NO. 2

Two.- Approval of the Board of Directors' management of the company during the 2005 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

RESOLUTION NO. 3

Three.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2005 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

As provided in Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso nº1, 28020 Madrid, Tax ID No., recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2006.

RESOLUTION NO. 4

Four.- Determination of the number of Directors, and removal and appointment of Directors.

In view of the fact that the terms of office of Messrs. Ramón Mendoza Solano, Manuel Polanco Moreno, Juan Salvat Dalmau and José Buenaventura Terceiro Lomba expire on April 19, 2006, they are hereby terminated and it is resolved to reelect them as Company Directors for the five-year term set forth in the Bylaws.

Messrs. Ramón Mendoza Solano, Manuel Polanco Moreno, Juan Salvat Dalmau and José Buenaventura Terceiro Lomba, present at the meeting, accept their appointments, indicating that there are no conflicts of interest defined in either state or Autonomous Community law that would apply to them.

RESOLUTION NO. 5

Five.- Amendment of the following articles of the company bylaws: Article 6 (Share Capital) and Article 14 (Preparation of the General Shareholders Meeting).

Amendment of Article 6 (Share Capital) and Article 14 (Preparation of the General Shareholders Meeting) of the Company Bylaws, so that they read as follows:

"Article 6.- Share Capital.

Share capital totals TWENTY-ONE MILLION EIGHT HUNDRED EIGHTY-ONE THOUSAND TWO HUNDRED FIFTY (21,881,250) Euros, represented in TWO HUNDRED EIGHTEEN MILLION EIGHT HUNDRED TWELVE THOUSAND FIVE HUNDRED (218,812,500) shares having a face value of TEN EURO CENTS (0.10) each.

Share capital is totally subscribed and paid up.

The company may issue redeemable shares for a maximum face value of one-fourth of the share capital, complying with all other legal requirements.

With the requirements for amending the company bylaws, the General Shareholders Meeting may delegate powers to the Board of Directors with respect to capital increases pursuant to Article 153 of the Corporations Law".

"Article 14.- Preparation of the General Shareholders Meeting.

All General Shareholders Meetings shall be called within the time periods and in the manner set forth in the Law and these Bylaws.

The Notice of General Shareholders Meeting shall contain the company's name, the place, date and time that the meeting is to be held, and the items on the agenda.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Prior to or during the meeting, shareholders may request the reports, documents or clarification they deem warranted, as provided by law.

Nevertheless, the meeting shall be deemed to have been convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 99 of the Law."

RESOLUTION NO. 6

Six.- Amendment of Article 5 of the General Shareholders Meeting Regulations.

Amendment of Article 5 of the General Shareholders Meeting Regulations so that it reads as follows:

"Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in the Official Bulletin of the Companies Register and in one of the daily papers of widest circulation in the locality of the company registered office, with at least a month notice prior to the date announced for the meeting. This announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

5.2. The announcement of the meeting, which shall also be announced through the Company web page (www.prisa.es), shall be forwarded to the Spanish Securities and Exchange Commission and shall state the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws.

It shall likewise include the necessary data regarding the Shareholders' Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours."

RESOLUTION NO. 7

Seven.-Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 17, 2005.

To authorize the derivative acquisition of treasury shares, either directly or through any of the company's subsidiaries, by means of purchase or by any other inter vivos act for valuable consideration, during a maximum term of eighteen months from the date on which the shareholders' meeting is held.

To revoke any unexercised powers in that regard granted at the Shareholders' Meeting of March 17, 2005.

To approve the following limits or requisites with regard to these acquisitions:

- When added to those that the Company and its subsidiaries already hold, the nominal value of the shares acquired cannot exceed the maximum legally permitted.
- The acquired shares must be free of all encumbrances and charges, fully paid in and not subject to compliance with any type of obligation.
- Non-distributable reserves equivalent to the price of the treasury shares reflected on the assets side should be added to the liabilities side of the Company balance sheet. This reserve must be maintained until the shares are alienated or amortized.
- The purchase price may not be lower than face value nor more than 20% higher than the quoted value. Transactions to acquire treasury shares must conform to the securities markets' standard rules and practices.

Express authorization is hereby granted to use all or part of the shares acquired by the Company or its subsidiaries by virtue of this power, as well as the shares that already belong to the Company on the date the Shareholders' Meeting is held for:

i) the Remuneration Package to grant stock options approved at the Annual Shareholders' Meeting held on April 15, 2004, when those entitled to exercise their stock options decide to do so.

ii) a plan to grant shares during the 2007 financial year which, as part of the Company's remuneration policy and up to a maximum of 0.5% of the present share capital, is intended for the following personnel categories: executive directors, directors general, communications media directors, secretaries of the boards of directors and other directors of the company and its group who carry out similar functions, and who meet the conditions set forth by the Board of Directors. The shares granted to each person in question shall be free-of-charge and shall not exceed 12,000 € annually, based on the average value of the shares on the Continuous Market during the seven trading days prior to their delivery. The Board of Directors is granted broad powers to further define and implement this share plan.

RESOLUTION NO. 8

Eight.- Capital increase by means of an emission of redeemable shares excluding any preemptive rights, with the resulting amendment of Article 6 of the company bylaws.

"A) To increase share capital in the maximum amount of one hundred fifty-eight thousand fifty (158,050) Euros per issue and in the maximum of one million five hundred eighty thousand five hundred (1,580,500) shares, each having a face value of ten Euro cents (0.10), redeemable and forming a new Class B numbered consecutively from 1B to a maximum of 1,580,500B.

The already-existing 218,812,500 ordinary shares, numbered consecutively from 1 to 218,812,500 shall thus form a new Class A numbered consecutively from 1A through 218,812,500A.

The new shares, which will be represented as book entries, will be issued with an issue premium of 13.30 Euros per share, an amount that added to the ten Euro cent (0.10) face value is higher than the net value of PRISA stock, which is worth 4.07 Euros, according to the consolidated balance sheet of December 31, 2005, audited and approved at this General Shareholders Meeting with respect to the first item on the agenda.

When issued, the new shares will entitle their holders to the same political and economic rights as those assigned to ordinary PRISA shares currently in circulation, with the exception of redemption rights regulated hereunder in Section B of this agreement.

This issue totally excludes the preemptive subscription rights of present PRISA shareholders, pursuant to the provisions of Article 159.1 of the Consolidated Corporations Law and is likewise justified for reasons of corporate interest, since its purpose is to cover the 1,580,500 options allotted in 2004 within the company's stock option plan, which grants rights to acquire 1,580,500 ordinary shares in the company, and which may be exercised from July 31, 2007 until January 31, 2008. The exercise price is 13.40 Euros per share.

Subscription of the new shares will be offered to a financial institution or institutions which, with a view to achieving the aforementioned coverage, shall be designated by the Board of Directors in the exercise of the delegated powers referred to in Section C) of this agreement.

The new shares shall be totally paid up when subscribed. The increase has been approved with the possibility of achieving only a partial subscription.

B) The new shares shall be redeemable in accordance with the provisions of Articles 92 bis and 92 ter of the Consolidated Corporations Law, either at the request of the holders of the redeemable shares, or at the request of the Company, in either case in the conditions set forth hereunder.

Redemption rights may be exercised by written notice to the Company made by the holders of redeemable shares, within the following term: within the month following January 31, 2008, which is the expiration date of the term for exercising options for which coverage the issue was effected. In the same terms and conditions and within the necessary legal requisites, redeemable shares may also be redeemed by the Company. Upon expiration of the aforementioned term, shares for which redemption rights have not been exercised shall be converted into ordinary Class A shares, with their subsequent elimination from Class B.

Likewise by means of written notice to the Company, the holders of redeemable shares may at any time waive their redemption rights, in which case the shares in question shall be converted into ordinary Class A shares.

The redemption price shall be the same as the issue price, that is, 13.40 Euros, and shall be paid by the Company within the month following receipt of the notice of the intention to exercise the redemption rights, unless the mode of redemption requires a resolution of the General Shareholders Meeting, in which case it shall be paid within two months following the first General Meeting held after the aforementioned date.

C) Pursuant to the provisions of Article 153.1.a) of the Consolidated Corporations Law, to empower the Board of Directors, with the power to delegate in its President, within the maximum term of one year from the date of this General Shareholders Meeting to determine the date on which this capital increase is to be effected or to be cancelled and, if effected, to determine the conditions not specifically set forth above, including but not limited to:

a) Designating the financial institution or institutions which, to cover the options referred to in this agreement, shall subscribe and pay in the new shares, and to sign with them the contracts that may be warranted in that regard, in the terms and conditions deemed necessary;

b) To exercise, if warranted, the Company's redemption rights.

c) To redraft Article 6 of the Company Bylaws to adapt it to the new amount of share capital, both initially as a consequence of the subscription and payment of new shares, and subsequently as may become necessary as a consequence of their redemption or conversion into ordinary shares and the termination of those in Class B;

d) To draft and prepare the prospectuses required by securities law and to subsequently amend them as deemed necessary;

e) To request that the new shares and the ordinary shares into which they may be converted be listed on the securities exchanges, whenever that may become necessary, with all powers required in that regard, taking all of the requisite measures and issuing all documents as needed, and to designate the entity in charge of the share register and the depositary

issuers of deposit certificates representing those shares, issuing any documents required in that regard;

f) To file the required requests for authorization or announcements with the competent authorities or agencies;

g) To take any measures necessary and to draft and execute any public or private documents that may be required or warranted to fully implement any aspect of this capital increase agreement and, specifically, to cure any defects, omissions or errors that may arise in the Commercial Register's oral or written assessment thereof."

RESOLUTION NO. 9

Ninth.- Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Jesús de Polanco Gutierrez, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

Madrid, March 23, 2006

OTHER ANNOUNCEMENTS

PROMOTORA DE INFORMACIONES, S.A. is attaching the texts of the speeches delivered by the Chairman of the Board of Directors and the Chief Executive Officer at the Annual Shareholders Meeting held today.

Speech given by the President of Grupo PRISA

General Shareholders Meeting

Madrid, March 23, 2006

(Only the spoken word is valid)

Ladies and Gentlemen,

Once more the Board of Directors of Grupo Prisa stands before you to seek your approval for last year's accounts and management. And once more I am proud, as President, to address you, to offer you a more than satisfactory balance sheet and to speak to you of very promising prospects for the future.

I would therefore like to take advantage of this annual meeting to assure you that your decision to invest with us was the right one. PRISA is continuing along a route of profit and growth, with a policy of combining increasing dividends with investment decisions that guarantee our future.

The information that we put before General Shareholders Meeting today shows the progress of the Group and confirms the efficacy of our management criteria. The CEO will shortly break down the major figures of our income statement, showing an increase of almost 25% in earnings after taxes, up to €153 million. This means that we can now propose a dividend of 14 cents per share, i.e. an increase of more than 16% over to last year.

If we take a look at 2005, which has been a most important year, and the early months of 2006, we can see the great leap the group has taken. We are about to celebrate the 30th anniversary of EL PAÍS, on May 4 next, and the 40th anniversary of the radio program *Los Cuarenta Principales*, which gave rise to the most successful music radio station in the whole of Spanish radio history. These celebrations coincide with the best moment in the history of their companies. And it is this excellent situation which allows us to undertake some very important structural changes for our future

plans. Today, I have proposed that the Board of Directors of El PAÍS appoint its new director of the newspaper, now that we have accepted the resignation of Jesús Ceberio, presented a few years back in order to take a different executive position in the Group. Ceberio was a great director. In addition to his personal commitment to his readers, he understood the difficulties and opportunities of the management of a great daily. I only have words of gratitude for him. I would also like to express the confidence it gives the directors of the company to know that he will continue at the helm of the entire press operation within the Group. His successor as director, Javier Moreno, I am sure will also do a great job.

A few months ago, we asked Iñaki Gabilondo to leave his position in the radio news service to join the Group's new television channel. We knew that this was a risky decision for the future of SER, but we now know that it was the right one. Iñaki is a great communicator on the wavelengths of this country, a true master of his trade and an outstanding professional. We admire and appreciate his commitment to his colleagues and his listeners. This commitment has led him to accept a new challenge, when he had already done about everything possible to do in his profession, bringing new days of glory to television news.

These changes and substitutions in the upper levels of the Group companies will be completed with others throughout the year. The simple reason for this is that growth, which I have to classify as spectacular, on the basis of two big recent decisions: entering Portuguese group Media Capital, owner of the major television channel in that country; and the partial bid for 20% of Sogecable, which was finally successful last week.

The integration of the management of both companies into PRISA will drastically change the profile of our Group. From now on, the audiovisual sector will acquire definitive importance in the Group, accounting for at least half of our earnings. As I say in my letter to the shareholders, attached to the Report, this huge step forward does not respond merely to a desire for progress at any price, but is rather the fruit of solid reflection. The challenge of the market globalisation is real, and we must be able to face up to them. Either we consolidate our growth to protect or expand our activity, or we fall by the wayside. Our vocation, I need hardly say, is to grow. To grow in size, in content, in quality, in strength. To our ambition to maintain the leadership of the major education, news and

entertainment group in Spanish, we now add a Portuguese component. Brazil and Portugal are the natural area for the expansion of our activities, allowing us to contribute to the construction of a Latin-American news and culture market, where companies from these countries can develop in an infinitely better and wider environment than they have been able to do so far.

The audiovisual sector, in which we are now so firmly rooted, is the fastest growing segment on the market. We understand that we have taken a very big risk with these investments, and I want to take a few moments of your time to explain the rationality behind our partial bid for Sogecable.

Over 15 years ago, when we first decided to set up a pay TV channel, almost nobody believed in our project. It was only a very short time, however, before Canal Plus was shown to be excellent business, contributing to the modernisation of technology in Spain and to a change in viewing behaviour. When we set up a satellite pay TV platform, the personal grudges of some and the ideological and political sectarianism of others unleashed an angry offensive against our Group that is still remembered in public opinion as the digital war. The war was followed by the peace, the agreement to merge our platform with Telefónica de España, and the tedious process of digesting these operations, which Sogecable finalised successfully last year. Coinciding with this end of this process, the current Government agreed to Sogecable's request for 24 hour unscrambled broadcast over the Canal Plus analogue frequency, rather than 6, the previous limit. Setting up a new general station is an excellent opportunity for an international multimedia group to consolidate their activity. Our job, then, is to manage Cuatro with the same degree of efficacy and professionalism that have made us press and radio leaders.

Cuatro, Grupo Prisa free-to-air TV channel has joined the Localia network of local television channels and the Sogecable pay TV platform, which now has two million subscribers. We have also just taken on the task of managing the leading Portuguese television channel. This will allow us not only to take advantage of the synergies of the case, but also to reinforce the cultural links between the two countries. We hope that the leadership and optimum profits of TV Independente are reinforced by improvements in the contents and quality of its news programs. Moreover, Media Capital is not just an audiovisual group, it also offers interesting perspectives for

development in radio and other media, and we aim to make the best of those opportunities.

The investment made to take control of Sogecable –for which we had to use our entire debt capacity – is underpinned not only by our faith in the future of Cuatro, but also by the conviction that pay TV is the present and future of the business. Technological innovations allow for imaginative commercial and business operations, such as the much-talked-about triple-play (TV, voice and data), which is currently capturing the interest of the markets. Integrating Sogecable into PRISA's activities, establishing strategic options and fomenting better management in all areas was an almost evident need. Sogecable and Canal Plus España were founded by PRISA and managed by PRISA from the very beginning, and PRISA's contribution, in human capital and in dedication to the success of the company are known by all. We have done this in company with excellent partners, some of whom are still with us and, of course, we wish to continue drawing up strategies for the future with the presence of Telefónica as a major partner Sogecable. I am also sure that the authorities will, in the near future, become aware of the fact that the market has changed a lot since the merger between the two platforms. Accordingly, certain limitations which were established on the cooperation between Telefónica and PRISA no longer have, in my opinion, any reason to be maintained.

Pay TV and the launch of Cuatro will give considerable value to PRISA stock and define a promising future for the Group.

The decisions taken over the past have also served to reinforce group strategy in other areas such as radio and press. In this regard, our acquisition of a major holding in Parisian daily Le Monde, though of limited economic impact, underlines our commitment to the world of quality information and the values of independent journalism. Our commitment is to culture, information, education and entertainment, and we are proud to participate on a newspaper of such social importance, renown and objective qualities. I will never tire of insisting on the special nature of our group, as a point of reference for independent thought. I refer here not only to the activities included in the Report under the heading of Corporate Responsibility, but also to our undeniable impact on public opinion, in Spain and in Latin America.

For the same reason, and as a listed company, we support all improvements that are introduced as regards corporate government. Transparency has been our byword from the start, long before PRISA was floated on the Stock Market. We appreciate and value all efforts made by European institutions, the Government and other instances to improve deontological codes. Accordingly, we are disappointed with some of the proposals made by the work group chaired by the Chairman of the Spanish Securities and Exchange Commission. Although the draft made public contains certain interesting contributions, it also suggests certain measures that, under the pretext of improving corporate government, could actually harm it, with prejudicial effects for shareholders and investors. The Unified Code project proposes a unacceptable degree of interventionism in the organisation and operation of listed companies, not justified by international practices, and which could do damage to the efforts of Spanish companies to compete on the global market. Along with other IBEX 35 companies, we have made this known in a document sent to the Commission by the Exchanges and Markets Association. The somewhat untimely reactions that this opinion has provoked in the Commission prompt us to demand a little more moderation and restraint in the public and private declarations issued by the Commission.

Other reforms in the legislative framework promise to be of importance. We are now awaiting the draft audiovisual bill, which should answer some of the questions raised in the sector about the state and regional public television. Last week Congress approved reforms to the forthcoming Intellectual Property Act, which should be an instrument of prime importance in the fight against piracy. However, we are also concerned about certain aspects of the text, which could leave press publishers at risk against non-authorised reproductions of their publications.

We are also following with concern how the new policy on educational books in Spain seems to be taking shape with little coordination and in opposition to certain criteria of the publishing industry.

We appeal to the responsibility of Spanish lawmakers with regard to all these matters and emphasise that the consequences of their decisions go beyond our national market, as they often influence the Latin-American sphere.

Dear shareholders,

The investments undertaken by the Group in recent months have involved considerable financial effort and were made without capital increases or cash calls. They also guarantee that, under normal conditions, we can continue our policy of increasing utilities. We know that we are facing a major challenge before us, but we have the human capital and technical capacity to stand up to it. From next quarter on, Grupo Prisa that you know will undergo major changes, in size, profiles and in organisation and management. However, we will always maintain our signs of identity and our business culture. For these expansion plans and for the excellent accounts for last year, I seek your approval and support, and I am fully convinced that we will not disappoint you.

Lastly, I would like to thank and congratulate all who work with Grupo Prisa, without whose massive daily exertions these magnificent results would not have been possible.

Speech given by the
CEO of Grupo PRISA
General Shareholders Meeting
Madrid, March 23, 2006

(Only the spoken word is valid)

In August 1790, almost 18 months before his death, Wolfgang Amadeus Mozart wrote to his friend Puchberg begging him for money. *"Please support me with however much you can spare"*. This desperate request from the broken and ruined musician was responded to by a loan 10 florins. A pittance. A lot has been written about the fortunes of who is now considered the best musician in history, who was buried in an unmarked grave and the 250th anniversary of whose birth we are now celebrating. However, if Mozart could see us now, he would be surprised at the immense popularity of his work. EL PAÍS alone sells hundreds of thousands of discs of his music each week. With the copyright on his work he could have lived his entire life like a lord, without having to beg for help or money.

These Mozart discs are an important item in the earnings and expenses sheet of EL PAÍS, and I will return to them in a while, but I couldn't resist the temptation of starting this description of the accounts with a small tribute to the man whose work combines artistic sublimity with economic profits. An example to us all.

As the President has already said, 2005 was a record year for PRISA. A record in earnings, results and the expansion of our business.

The Group invoiced €1,483 million, 9.4% over the previous year, with EBITDA of €315 million and an operating result of €219 million, i.e., growth of 27.8% over 2004. The margins for both figures increased by two points over the same period. The net result after taxes was a record in the history of the company: €153 million, 24.8% over the previous year.

2005 was characterised by increased activity in all our companies, except those involved in print and music – our recording activity was definitively closed in 2005. Management concentrated mainly on increasing income, although expenses were also carefully monitored, with the consequent improvement in our margins.

Jesús Polanco has clearly explained the reasons for our recent expansion into the audiovisual sector, so I will not go further into this strategy, although I will speak later of some of its consequences. I will just add that last year marked a new watershed in the conditions under which the media operate. 2005 was characterised by a strengthening of the advertising market, although advertisers opted mainly for the electronic media, to the detriment of newspapers and magazines. This heading accounted for 35% of Group income, an improvement of one point, the same figure by which the sale of newspapers fell. Newspaper readership has been falling for some years now in industrialised countries, where they have to deal with competition from the Internet and free dailies. Taking this environment into account, our leading titles could not have performed better. AS grew in circulation and advertising, and gained market share, as did Cinco Días. The regional press stabilised with consistent profits and our magazines also improved. EL PAÍS, still

the figurehead of our group, gained 6.2% in advertising, albeit with a slight drop in circulation, partly due to the extraordinary success of our 2004 promotions, which were not equalled last year. The newspaper's profits also broke new records: 34% of the EBITDA margin, almost 32% of the EBIT margin, and net profits of €96.5 million. The tendencies of the paper for this year once more show its undeniable strength and we hope not to just maintain but to increase the figures for 2005. However, it would be suicidal not to pay attention to market changes. We do not have much scope to improve the circulation of EL PAÍS, when we still have an advantage of almost 50% over our closest competitor. However, the budget for this year marks an aim to increase sales, and I am sure that the new team will provide the necessary talent and imagination to continue to attract readers. Since we introduced free viewing of the daily edition, our Internet readership has continued to grow, without adverse effects on the number of subscribers to our premium content. Advertising, while increasing, continues to show a preference for the audiovisual media. In any case, it is our obligation to increase the paper's earnings by any other means, among which the importance of figures such as Mozart, i.e., our promotions, continues to grow. The importance of these promotions is such that in 2006 EL PAÍS will invoice more from this activity than from actual sales of the paper.

For some time now, we have maintained that promotions are not an additional feature, but rather have been an intrinsic part of the newspaper business for over a century. Naturally, their quality, price, form and commercial impact have varied over the years, but the daily newspaper and the network of newspaper stands are an

excellent system for the distribution of goods and services: quick, efficient, safe and of use to readers. It would therefore be necessary to increase this network, liberalising the conditions under which they operate, increasing the number of points of sale and modernising systems. This responsibility falls mainly to the democratic authorities, so sensitive to the contents of the medium and so inefficient at guaranteeing a proper framework for its development, even though it is a basic pillar in the formation of public opinion. In this regard, certain rumours regarding legislative initiatives aiming at increasing interventionism in press distribution are of serious concern to newspaper publishers. We must hope that petty interests and the bureaucratic mentality do not ultimately prevail, once again, over the objective requirements of the sector and the rights of the readers.

However, I don't want to talk now about distribution, but rather about the phenomenon of the promotions, which have undergone programmed development in our Group for some time, with invoicing reaching almost €150 million last year and EBIT margins of over 30%. We have set up a company (Prisa Innova) to promote them in our own and third-party media, and which operates at international level. Consequently, the sounds of Mozart can be heard from the discs we have given away in France with *Le Monde*, in Italy with *Corriere Della Sera,* in Portugal with *Diario de Noticias* and *Jornal de Noticias*, and we hope they will also be heard very soon in Greece, Mexico, Brazil and Argentina. We will continue to give the promotions all the attention they deserve, not just as an important element for the promotion of the sale of our newspapers, but also as

a line of business in itself and as a contribution to the spread of culture.

Although the coming year, 2006, will be marked by our audiovisual activities, radio will be also be a big focus of attention. Last year SER once again had exceptional results, maintaining its market leadership and showing its capacity to replace teams without damaging either the quality of the product or the support it receives from our listeners. Radio operations also improved drastically in South America, where we added Radio Continental of Argentina to our network, acquiring it from Telefónica de España as a profitable business. Mexico and Colombia have paid dividends for the first time in many years, and the year was crowned by the setting up – in the first quarter of 2006 – of a new and powerful station in Rosarito, to cover Mexico, Los Angeles and San Diego. In 2005 we also acquired *ONA Catalana*, and the Spanish Government finally authorised the amalgamation of SER and Antena 3, a matter that we have been pursuing for a decade and which we hope will be resolved before the end of this month. This amalgamation between the two stations will lead to notable improvements in management and significant savings, and will also show that justice can be done, by allowing us to carry through the type of corporate operations that our competition has already performed, at great advantage to them. Once this integration has taken place, we will then consolidate our entire national and international radio operation in a single holding, Unión Radio, which, with over one thousand stations, will be one of the most powerful radio companies in the world.

2006 was also an outstanding year for our publishing and educational businesses. The special edition of Don Quijote, prepared by the Association of Language Academies and published by Alfaguara, sold over two million copies. Our activity in general publishing continues to grow, and early last year we acquired a majority holding in Objetiva, a respected Brazilian publishing house specialising in literature and essays. As regards educational texts, the performance of the Latin American market has been magnificent, with outstanding growth in Brazil and Mexico. The publishing group had results of €24.8 million. Santillana is undeniably the most important international educational trademark in the Spanish language. The works of its experts are national and international references in all forums. In a world concerned with education as an essential driving force behind human development and the creation of conditions for peace, the contribution of our company to these tasks highlights Prisa's commitment to the societies in which we operate and our decisive support for their cultural and educational improvement.

This is also the principle behind the decision to invest in *Le Monde*, where we have acquired 15.5% of the stock capital and occupy two seats on the board. *Le Monde* has always been a reference for European and world journalism, and an authentic myth for the generation which saw the coming of democracy to Spain. the company is undergoing a healthy process of reorganisation and we believe that our presence there will revaluates both the professional aspect of the company and its management.

However, the most significant investment by Prisa in the recent past has been in the audiovisual field. The success of the partial bid for Sogecable and the participation in Media Capital will change the face of the group and pose an additional challenge to our teams. The management of the Portuguese station *TVI*, the full integration of *Cuatro* and *Digital Plus* into Prisa operations, our continued involvement in local and regional television through *Localia,* and our endeavours to create a powerful production company around *Plural,* look set to design a horizon of ambition and hard work.

As you all know, Media Capital is not just a television station, but really a Portuguese media group with operations in other sectors, particularly in radio. We now own 33% and control the management of the company, but it is possible, and desirable, that in the medium term we may fully integrate the company into our consolidated group, particularly if the current chairman exercises on the put option of 12% of the shares that he still holds in our favour. Another very important operator, the German company RTL, has a similar holding in the group's stock, although, in the future, when circumstances change and the legal limitations currently affecting us (if we don't want to be obliged to make a bid for the entire company) are removed, we hope to be able to reach reasonable agreements that do not penalise investment by any party.

Once we fully consolidate Sogecable, current group earnings from the audiovisual sector will go from 3% to over 50%, with perspectives of continuing growth in the coming years. The contribution of the audiovisual sector to the group's economic

activity of the group will balance out the decline in the importance of our press operations, which will go from 40% to around 20%.

Advertising will drop slightly, stabilising at about a third of our earnings, when Cuatro reaches its cruising velocity. Over half of earnings will come from "miscellaneous", mainly subscriptions to Sogecable pay TV. The weight of resources from abroad will also decrease, so that after the couple of years we will need to assimilate these enormous investments, we may expect to make a new effort in our international activity. Expansion on the US market and gaining a foothold on the massive Asian market are two of our biggest medium-term objectives.

As our President has just said, our investments have been made using bank financing, with no appeal to our shareholders' assets. We expect that by the end of 2006 the total net debt of the group will be approximately 4 times the consolidated EBITDA. This situation will improve very quickly if our strategic plans come through, so that within four or five years, and if no new investments are made, our consolidated net debt will be much lower than our EBITDA. The group has the financial puff and business capacity to approach the situation with absolute calm, but there can be no doubt that we will have to ask our management teams to make an extra effort to face up to the challenges before us. A lot will depend on the success of Sogecable operations in pay and free-to-air TV, and we will save neither efforts nor imagination in order to reinforce and boost the management of the company. Beginning, as we have already shown, by putting the best of our human resources at the head.

Although the President has already mentioned this, I could not finish this speech without personally, and as onetime chief editor of EL PAÍS, offering all gratitude to Jesús Ceberio, and expressing my sincere conviction that his successor, Javier Moreno, will be able to bring about the changes that the paper needs, keeping true to its editorial fundaments. I look forward to working actively with Jesús in his new functions in the paper and digital versions of the press. I would also like to mention here the excellent performance of Prisacom, the company which controls the digital operation of group companies and which will start making a profit this year.

Dear shareholders,

5 years ago, when the company was floated on the Stock Exchange, I stood up before you to explain group strategy, and offered a simple maxim: non-strategic companies, that lose money or don't make enough, are destined to be either sold off or closed down. We have followed this maxim to the letter, as the analysts who monitor us know very well. We have done what we said we would do. We will continue to do so in the future, and market performance will reflect this attitude. I therefore ask for your renewed trust that these ambitious plans will come to a safe harbour. We can do this with your support, with the support of our amazing human capital and with the support of our millions of users and advertisers, to whom we ultimately owe the success that we are celebrating here today.

Thank you very much.

ITEM 3

RECEIVED

2006 APR -4 P 12: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, March 23, 2006

OTHER ANNOUNCEMENTS

With regard to the distribution and payment of dividends to the shareholders of Promotora de Informaciones, S.A., we are attaching the text of the announcement that will be published tomorrow, March 24, in EL PAIS and CINCO DIAS.

PROMOTORA DE INFORMACIONES, S.A.

This is to announce that at the General Shareholders Meeting of the company held on March 23, 2006, a resolution was passed to distribute a dividend to shareholders from the profits of the 2005 fiscal year in the following amount:

Gross per share	0.140 Euros
Withholding	0.021 Euros
Net per share	0.119 Euros

The dividend will be paid on March 28, 2006.

Given that the shares are represented as book entries, dividends will be paid through the entities participating in the system, in conformance with the procedures set forth by the Securities Registration, Clearance and Settlement Systems Company. Santander Investment, S.A. will act as payor.

Madrid, March 23, 2006

Miguel Satrustegui Gil Delgado
Secretary of the Board of Directors

Madrid, March 23, 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at the meeting of the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. held today the plan to deliver treasury shares in the company to executive directors and managers of Grupo Prisa was implemented, as extended at the Shareholders Meeting of March 17, 2005 (Resolution Five). The total value of the shares granted amounts to 288,000 Euros, with a maximum of 12,000 Euros per person.

The shares will be delivered tomorrow, March 24, 2006. The unit value of the shares to be delivered is 15.28 Euros, based on the average value at the close of trading on the Continuous Market during the seven trading days immediately prior to delivery.

Pursuant to Article 21 of Royal Decree 377/1991 of March 15, the following itemized information is being provided:

	Delivery March 24, 2006			**Accumulated Balance With Previous Years**		
	Number of Shares	**% Share Capital**	**% Remuneration Package**	**Number of Shares**	**% Share Capital**	**% Remuneration Package**
Juan Luis Cebrián Echarri	785	0.0003	4.17	4,135	0.0018	3.14
Emiliano Martinez Rodriguez	785	0.0003	4.17	3,393	0.0018	2.57
Ignacio Santillana del Barrio	785	0.0003	4.17	4,135	0.0018	3.14
Miguel Satrústegui Gil-Delgado	785	0.0003	4.17	4,135	0.0018	3.14
Matilde Casado Moreno	785	0.0003	4.17	4,135	0.0018	3.14

Madrid, March 29, 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. announces that as planned (Relevant Information no. 60422, of August 18, 2005) the capital increase of its affiliate company SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L. has been carried out, 80% on the part of Grupo Prisa and 20% on the part of Grupo Godó, through the contribution to that company of 99.99% of SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A., owned by PRISA, and 100% of the companies INVERSIONES GODÓ, S.A. (51.05% from Grupo Godó and 48.95% from Grupo Prisa), and PALTRIEVA, S.A. (50.93% from Grupo Prisa and 49.07% from Grupo Godó). The latter two companies control 99.42% of ANTENA 3 DE RADIO, S.A.

The operation was carried out after having received the mandatory authorizations from the competition authorities, as well as those required under specific legislation governing the broadcasting sector.